SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                 ------------------------------------


                            AMENDMENT NO. 8
                                  to
                            SCHEDULE 14D-9

                 SOLICITATION/RECOMMENDATION STATEMENT
                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
                 ------------------------------------


                             CONRAIL INC.

                       (Name of Subject Company)
                 ------------------------------------


                             CONRAIL INC.

                 (Name of Person(s) Filing Statement)
                 ------------------------------------


                Common Stock, par value $1.00 per share
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                              208368 10 0
                 (CUSIP Number of Class of Securities)
                 ------------------------------------


  Series A ESOP Convertible Junior Preferred Stock, without par value
        (including the associated Common Stock Purchase Rights)
                    (Title of Class of Securities)

                                  N/A
                 (CUSIP Number of Class of Securities)
                 ------------------------------------


                           James D. McGeehan
                          Corporate Secretary
                             Conrail Inc.
                          2001 Market Street
                          Two Commerce Square
                   Philadelphia, Pennsylvania 19101
                            (215) 209-4000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        Robert A. Kindler, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                       New York, New York 10019
                            (212) 474-1000

                             INTRODUCTION

     Conrail Inc. ("Conrail") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on November 6, 1996, and amended on November 7, 1996, November 8, 1996, November 13, 1996, November 18, 1996, November 20, 1996,
November 21, 1996 and November 26, 1996 (as amended, the "Norfolk
Schedule 14D-9"), with respect to an offer by Atlantic Acquisition Corporation, a Pennsylvania corporation ("Atlantic") and a wholly owned subsidiary of Norfolk Southern Corporation, a Virginia corporation ("Norfolk"), to purchase all the issued and outstanding Shares of Conrail. Capitalized terms not defined herein have the meanings assigned thereto in the Norfolk Schedule 14D-9.

Item 8.  Additional Information to be Furnished.

     Item 8 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text at the end thereof:

          On November 26, 1996, CSX issued a press release, a copy of which is attached hereto as Exhibit (a)(13), announcing the final proration factor in connection with the CSX Offer.

Item 9.  Materials to be filed as Exhibits.

     Item 9 of the Norfolk Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

     (a)(13) Text of press release issued by CSX dated November 26, 1996 (incorporated by reference to Exhibit (a)(23) to the CSX 14D-9).

                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           CONRAIL INC.



                           By  /s/ Timothy T. O'Toole
                             ----------------------------
                              Name:  Timothy T. O'Toole
                              Title: Senior Vice President--Finance


Dated as of December 3, 1996



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

                             EXHIBIT INDEX

Exhibit             Description                                  Page No.
-------             -----------                                  -------
*(a)(1)             Text of press release issued by Conrail
                    dated October 23, 1996 (incorporated by
                    reference to Exhibit (a)(9) to the
                    Solicitation/Recommendation Statement on
                    Schedule 14D-9 of Conrail Inc. dated October
                    16, 1996, as amended (the "CSX 14D-9"))....
*(a)(2)             Text of press release issued by Norfolk,
                    dated October 23, 1996 (incorporated by
                    reference to Exhibit (a)(8) to the CSX
                    14D-9).....................................
*(a)(3)             Text of press release issued by Conrail and
                    CSX dated November 6, 1996.................
*(a)(4)             Letter to shareholders of Conrail dated
                    November 6, 1996...........................
*(a)(5)             Text of press release issued by Conrail,
                    dated November 7, 1996 (incorporated by
                    reference to Exhibit (a)(16) to the CSX
                    14D-9).....................................
*(a)(6)             Text of press release issued by Conrail,
                    dated November 7, 1996 (incorporated by
                    reference to Exhibit (a)(17) to the CSX
                    14D-9).....................................
*(a)(7)             Text of press release issued by Conrail,
                    dated November 8, 1996 (incorporated by
                    reference to Exhibit (a)(18) to the CSX
                    14D-9).....................................
*(a)(8)             Text of press release issued by Conrail and
                    CSX, dated November 13, 1996 (incorporated
                    by reference to Exhibit (a)(19) to the CSX
                    14D-9).....................................
*(a)(9)             Text of press release issued by Conrail and
                    CSX dated November 19, 1996 (incorporated by
                    reference to Exhibit (a)(20) to the CSX
                    140-9).....................................
*(a)(10)            Text of press release issued by Conrail and
                    CSX dated November 20, 1996 (incorporated by
                    reference to Exhibit (a)(21) to the CSX
                    14D-9).....................................



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

Exhibit             Description                                  Page No.
-------             -----------                                  -------

*(a)(11) Text of press release issued by CSX dated November 21, 1996 (incorporated by reference to Exhibit (a)(22) to the CSX 14D-9).......
*(a)(12)            Text of press release issued by Conrail,
                    dated November 25, 1996....................
 (a)(13) Text of press release issued by CSX, dated November 26, 1996 (incorporated by reference to Exhibit (a)(23) to the CSX 14D-9).......
 (b)                Not applicable.............................

*(c)(1) Pages 4-5 and 9-14 of Conrail's Proxy Statement dated April 3, 1996 (incorporated by reference to Exhibit (c)(7) to the CSX
                    14D-9).....................................

*(c)(2) Employment Agreement of Mr. David M. LeVan dated as of October 14, 1996 (incorporated by reference to Exhibit (c)(5) to the CSX
                    14D-9).....................................
*(c)(3)             Change of Control Agreement of Mr. David M.
                    LeVan dated as of October 14, 1996
                    (incorporated by reference to Exhibit (c)(6)
                    to the CSX 14D-9)..........................
*(c)(4) First Amended Complaint in Norfolk Southern et al. v. Conrail Inc., et al., No. 96-CV-7167, filed on October 28, 1996 in the United States District Court for the Eastern District of Pennsylvania (incorporated by reference to Exhibit (c)(9) to the
                    CSX 14D-9).................................
*(c)(5) Second Amended Complaint in Norfolk Southern et. al. v. Conrail Inc., et al., No. 96-CV-7167, filed on November 15, 1996 in the United States District Court for the Eastern District of Pennsylvania (incorporated by reference to
                    Exhibit (c)(12) to the CSX 14D-9).



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

Exhibit             Description                                  Page No.
-------             -----------                                  -------
*(c)(6)             Text of opinion of Judge Donald VanArtsdalen
                    of the United States District Court for the
                    Eastern District of Pennsylvania as
                    delivered from the bench on November 20,
                    1996.......................................
*(c)(7)             Conrail's Definitive Proxy Statement, dated
                    November 25, 1996..........................


---------------------
* Previously filed


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